RenovoRx, Inc.

2570 West El Camino Real, Suite 320

Mountain View, California 94040

VIA EDGAR

July 18, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jenn Do
Vanessa Robertson

Re:	RenovoRx, Inc.
Form 10-K for the fiscal year ended December 31, 2024
Form 10-Q for the quarterly period ended March 31, 2025
File No. 001-40738

Dear Ms. Do and Ms. Robertson:

RenovoRx, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 10, 2025, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2024 and Form 10-Q for the quarterly period ended March 31, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Company’s response.

Form 10-K for the fiscal year ended December 31, 2024

Controls and Procedures, page 87

1.	We note your annual report does not include a report of management’s assessment regarding internal control over financial reporting (“ICFR”) due to a transition period established by rules of the Securities and Exchange Commission for newly public companies. Since you were required to file or filed an annual report for the prior year, it appears you are required to report on your management’s assessment of ICFR. Please confirm that you will revise your future filings to provide management’s conclusion regarding the effectiveness of your internal control over financial reporting. Refer to Item 308(a) of Regulation S-K.

The Staff is advised that the date of “December 31, 2022” disclosed at the end of the first sentence of the first paragraph of section (a) of Item 9A was a typographical error that should read “December 31, 2024” (please note that the correct date is included at the beginning of section (b) of Item 9A). We note for the avoidance of doubt that management’s conclusion and explanation regarding the described material weakness in internal control over financial reporting as stated in Item 9A is otherwise accurate. We will correct the typographical error in all applicable future filings.

Form 10-Q for the quarterly period ended March 31, 2025

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development, page 21

2.	You disclose that you expect research and development expenses to increase during 2025 as you continue your commercialization activities for your RenovoCath device. Please tell us the extent to which the amounts reported as research and development expense during the recent periods related to commercialization activities, and explain how commercialization costs meet the definition of research and development expense under ASC 730-10-20.

As noted in the text of the referenced Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), research and development expense increased during the applicable period due to non-recurring engineering costs related to the development of the next generation of our RenovoCath device. The next generation of the RenovoCath device is anticipated to continue to support our current TIGeR-PaC Phase III clinical trial study and other clinical trial studies, including a contemplated post-approval registry trial and the possibility of a trial to study the use of RenovoCath as a treatment for other cancer indications.

The Staff is advised that the amount charged to research and development expenses for devices delivered for use in the TIGeR-PaC clinical trial study was approximately $48,000 in the period ended March 31, 2025. We therefore believe that such costs meet the definition of research and development expenses under ASC 730-10-20.

The Staff is further advised that all commercial costs for the production of the RenovoCath device in connection with our commercialization program are capitalized on the balance sheet or charged as cost of goods sold on the income statement.

To avoid any potential lack of clarity on this point, in future filings we will revise our text in both the footnotes to the financial statements and in the MD&A to more clearly indicate non-recurring engineering costs, including the cost for devices charged to the clinical trial programs, and modify any accompanying language which could conflate research and development expenses and expenses associated with commercial activities.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Lawrence A. Rosenbloom, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ Ronald B. Kocak
Name:	Ronald B. Kocak
Title:	VP Controller and Principal Accounting Officer

cc:	Ellenoff Grossman & Schole LLP